UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2022

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2022

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Notice Regarding Repurchase and Cancellation of Common Stock

(Repurchase of common stock pursuant to the provisions of Article 156, Paragraph 1 of the Companies Act, in accordance with the provisions of Article 459, Paragraph 1, Item 1 of the Companies Act and MUFG’s Articles of Incorporation, and cancellation of a portion of treasury stock pursuant to the provisions of Article 178 of the Companies Act)

Tokyo, May 16, 2022 — MUFG today announced that its Board of Directors resolved to repurchase its common stock pursuant to the provisions of Article 156, Paragraph 1 of the Companies Act of Japan and in accordance with the provisions of Article 459, Paragraph 1, Item 1 of the Companies Act and Article 44 of the Articles of Incorporation of MUFG, and to cancel a portion of its treasury stock pursuant to the provisions of Article 178 of the Companies Act.

1.	Reasons for Repurchase and Cancellation of Common Stock

MUFG continuously seeks to improve shareholder returns focusing on dividends in the pursuit of an optimal balance between solid equity capital and strategic investment for growth.

MUFG will flexibly repurchase stock as a measure to return profits to shareholders that will contribute to improving capital efficiency, taking into consideration its business performance and capital situation, opportunities for investment in growth, and market conditions, including share price. In principle MUFG will not hold treasury stock in excess of approximately 5% of the total shares outstanding and MUFG shall cancel shares exceeding such amount.

2.	Outline of Repurchase

(1)	Stock to be repurchased	MUFG common stock

(2)	Aggregate shares to be repurchased	Up to 600,000,000 shares (4.7% of total shares outstanding excluding treasury stock)

(3)	Aggregate amount of repurchase price	Up to ¥300,000,000,000

(4)	Repurchase period	From May 17, 2022 to November 11, 2022

(5)	Repurchase method	Market purchases on the Tokyo Stock Exchange

(Note 1) The repurchase order will be executed immediately, and the repurchase shall be completed basically based on the outline above. However, given recent external uncertainties such as geopolitical risk, in the event of a sudden change in the environment, continuing with the repurchase may be reconsidered based on comprehensive consideration of factors at that time, including outlook for the business environment.

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3.	Outline of Cancellation

(1)	Stock to be cancelled	MUFG common stock

(2)	Aggregate shares to be cancelled	All treasury shares repurchased based on Section 2 above

(3)	Cancellation date	November 30, 2022

(Note 2) The actual number of shares to be cancelled will be announced after completion of the repurchase based on Section 2 above.

(Reference) Treasury Stock as of March 31, 2022

Total shares outstanding (excluding treasury stock)	12,648,035,812 shares

Treasury stock	633,959,308 shares

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About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,500 locations in more than 50 countries. The Group has about 170,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

Press contact:

Takeshi Itou

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

T +81-3-5218-1815

E takeshi_12_itou@mufg.jp

This notice contains forward-looking statements regarding estimates, forecasts, etc. in relation to the results of operations, financial conditions and other general management of MUFG and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, MUFG’s current estimates, perceptions and evaluations. In addition, in order for MUFG to adopt such estimates, forecasts, etc. regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from actual results. There exist a number of factors that might lead to uncertainties and risks. For the main matters that may be currently forecast, please see the most recent Financial Highlights, the Annual Securities Report, Disclosure Book, Annual Report, and other disclosures that MUFG has announced.

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